EXHIBIT C2 Project Naranja DISCUSSION MATERIALS FOR THE BOARD OF DIRECTORS OF SATSUMA PHARMACEUTICALS, INC. APRIL 16, 2023 | CONFIDENTIAL

Table of Contents Page 1. Executive Summary 3 2. Financial Analyses 8 3. Selected Public Market Observations 14 4. Disclaimer 23 2 CONFIDENTIAL

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Selected Public Market Observations 14 4. Disclaimer 23

Summary of Selected Transaction Terms Merger Agreement ¡ Parties to the Transaction:¡ Components of Offer Consideration: ¡ Satsuma Pharmaceuticals, Inc. (the “Company” or “Satsuma”)¡ $0.91 per share in cash (the “Per Share Price”) ¡ Shin Nippon Biomedical Laboratories, Ltd. (“Parent” or ¡ One contingent value right (a “CVR” and, together with the “SNBL”) Per Share Price, the “Offer Consideration”) ¡ SNBL23 Merger Sub, Inc., a wholly owned Subsidiary of ¡ Termination Fee: Parent (“Purchaser”) ¡ Approximately 3% of Implied Equity Value ¡ Form of Transaction: ¡ Tender Offer – Purchaser to commence a tender offer (the “Offer”) to acquire the outstanding shares of Company common stock in exchange for an amount per share equal to the Offer Consideration ¡ Merger: ¡ As soon as practicable following the consummation of the Offer ¡ Merger of Purchaser into the Company (the “Merger” and, together with the Offer the “Transaction”) ¡ Company to survive the Merger as a wholly owned subsidiary of Parent ¡ Each outstanding share of Company common stock will be converted into the right to receive the Offer Consideration Note: This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Transaction. Source: Company management and draft dated April 16, 2023 of the Agreement and Plan of Merger (the “Merger Agreement”). 4 CONFIDENTIAL

Summary of Selected Transaction Terms CVR ¡ “Aggregate Cumulative Net Proceeds” means the net amounts ¡ Parent to pay CVR Payment Amount corresponding to received by Parent and its affiliates pursuant to any transaction Aggregate Cumulative Net Proceeds received: with a third party for (a) the sale, license or other grant or rights (dollars in millions, except per share values) with respect to the STS101 program, (b) sale or disposition of CVR Payment Aggregate CVR Payment all or substantially all the business assets of the Company, or Amount per Cumulative Net Amount CVR Share (c) sale or disposition of all or substantially all the equity of the Proceeds (Incremental) (Incremental) Company or Parent after deducting: $25.0 $5.0 $0.15 ¡ $2,500,000, plus the Net Cash Deficit, minus the Net Cash Surplus (“Net Cash Adjustment”) $50.0 $7.5 $0.22 ¡ “Net Cash Deficit” means the amount by which the Net $100.0 $15.0 $0.45 Cash Target is greater than the Net Cash Amount $200.0 $30.0 $0.90 ¡ “Net Cash Surplus” means the amount by which the Net $300.0 $40.0 $1.20 Cash Amount is greater than the Net Cash Target $400.0 $45.0 $1.35 ¡ Actual cash costs and expenses (internal and external) $500.0 $50.0 $1.50 incurred by Parent and its affiliates after April 30, 2023 for the ¡ Proceeds must be received prior to the fifth anniversary of the development, manufacture and commercialization of STS101; first date when the Aggregate Cumulative Net Proceeds are and equal to or greater than zero (the “Outside Date”) ¡ Any royalties and other amounts paid or payable to Parent ¡ Applicable CVR Payment Amount to be paid following each pursuant to the Licensing and Assignment Agreement fiscal year occurring prior to the Outside Date effective as of June 30, 2016 (as amended) ¡ Early termination of CVR: ¡ If the FDA does not approve the STS101 NDA on or before 18 months of the date of the CVR Agreement; or ¡ If there is no sale or license of STS101 prior to 18 months after the date on which the FDA approves the STS101 NDA Note: This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Transaction. Source: Company management and draft dated April 15, 2023 of the Contingent Value Rights Agreement between Parent and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “CVR Agreement”). 5 CONFIDENTIAL

Certain Assumptions and Limitations ¡ The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date of the Opinion, the Offer Consideration to be received by the holders of Company Common Stock other than Parent, Purchaser and their respective affiliates (the “Excluded Holders”) in the Transaction pursuant to the Agreements is fair, from a financial point of view, to such holders (other than the Excluded Holders). ¡ Houlihan Lokey has been advised, and for purposes of its analyses and the Opinion is directed to rely upon and assume, that ¡ (i) the Company is a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale; ¡ (ii) the Company has incurred significant losses since its inception and anticipates that it will continue to incur significant losses for the foreseeable future; ¡ (iii) the Company’s business is entirely dependent on the successful development, regulatory approval and commercialization of STS101, the Company’s only product candidate under development; ¡ (iv) previously, in the Company’s Phase 3 EMERGE and SUMMIT studies, STS101 did not demonstrate a statistically significant difference as compared to placebo on either of the co-primary endpoints; ¡ (v) the Company’s financial statements for the year ending December 31, 2023 were prepared assuming the Company would continue as a going concern; ¡ (vi) the Company’s financial condition raises substantial doubt as to its ability to continue as a going concern; ¡ (vii) the Company’s cash, cash equivalents and marketable securities would be insufficient to enable the Company to fund normal operations for a period of one year or more were it to continue to pursue development and commercialization of STS101; ¡ (viii) the Company will require substantial additional financing to achieve its goals; ¡ (ix) the Company has been unsuccessful in obtaining financing on terms acceptable to it; ¡ (x) the Company does not believe that funding will be available to it, will be obtained on terms favorable to it or will provide it with sufficient funds to meet its objectives; ¡ (xi) the Company does not plan to raise additional financing; ¡ (xii) the Company’s failure to conclude the Transaction or an alternative strategic transaction will force it to consider other strategic alternatives such as wind-down and dissolution; ¡ (xiii) the values the Company receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in the Company’s financial statements; and ¡ (xiv) any proceeds the holders of Company common stock would receive in a liquidation and dissolution of the Company would be materially less on a per-share basis than the Per Share Price to be received by such holders in the proposed Transaction. Source: Company management, Merger Agreement, and public filings. 6 CONFIDENTIAL

Transaction Value Overview

Summary of Transaction Value

(dollars and shares in millions, except per share values)

Selected Transaction Information	
Per Share Price [1]	$0.91
Common Shares Outstanding [2]	33.2
Dilutive Shares [2] [3]	0.0
Total Shares	33.2
Implied Transaction Equity Value	**$30.2**
Total Debt as of 2/28/23 [2]	0.0
Implied Transaction Total Enterprise Value	**$30.2**
Cash and Cash Equivalents as of 2/28/23	(22.3)
Short-Term Marketable Securities as of 2/28/23	(23.4)
Implied Transaction Enterprise Value	**($15.5)**

Implied Premiums / (Discounts)	Selected Metric [4] 4/14/2023 Current	Implied Premium of Offer [1] 4/14/2023 Current
1-Day Closing Price	$0.66	38.9%
5-Day VWAP	$0.69	31.2%
10-Day VWAP	$0.71	28.1%
20-Day VWAP	$0.77	18.1%
30-Day VWAP	$0.80	14.0%
1-Month VWAP	$0.77	17.6%
3-Month VWAP	$0.89	2.0%
6-Month VWAP	$0.88	3.0%
9-Month VWAP	$1.43	-36.2%
12-Month VWAP	$1.52	-40.3%
52-Week High Closing Price (9/22/2022)	$7.95	-88.6%
52-Week Low Closing Price (11/16/2022)	$0.61	49.2%
Since SUMMIT Results VWAP [5]	$0.75	21.7%
High Closing Price Since SUMMIT [5]	$1.07	-15.0%
Low Closing Price Since SUMMIT [5]	$0.61	49.2%

	As of	Selected Metric [4] 4/14/2023 Current	Implied Premium of Offer [1] 4/14/2023 Current
Average Price Target [6]		$2.25	-59.6%
Price Target - HC Wainwright & Co	*3/30/23*	$3.00	-69.7%
Price Target - Ladenburg Thalmann	*3/29/23*	$3.00	-69.7%
Price Target - Mizuho Securities	*3/29/23*	$2.00	-54.5%
Price Target - SVB Securities	*11/14/22*	$1.00	-9.0%

1. Per Company management. Note that there was no separate evaluation of the CVRs, or the likelihood, timing, or amount of payments thereunder.
2. Based on (i) 33,152,498 shares of common stock outstanding as of 3/22/2023, per Form 10-K.
3. Reflects the net dilutive impact of 5,292,403 outstanding options with a weighted-average exercise price of $6.84 as of 12/31/2022, based on the treasury method, per Form 10-K.
4. Reflects per share historical trading prices of STSA common stock. Closing prices per Capital IQ. VWAP based on cumulative trading activity over designated number of trading days (based on intraday trading) per Bloomberg as of applicable date.
5. The Company released topline results from SUMMIT Phase 3 Trial of STS101 results on 11/14/2022 prior to market open.
6. Reflects equal-weighted average price target for the Company, based on HC Wainwright & Co, Ladenburg Thalmann, Mizuho Securities, and SVB Securities.
VWAP refers to Volume-Weighted Average Price.
Source: Company management, public filings, and Wall Street analyst research.

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Houlihan Lokey | 7

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Selected Public Market Observations 14 4. Disclaimer 23

Financial Analyses Summary Implied Per Share Value Reference Range (dollars in actuals) $1.50 $1.25 $1.00 Per Share Price [1] $0.91 $0.79 $0.75 $0.65 $0.50 $0.25 $0.00 Management Liquidation Analysis 1. Note that there was no separate evaluation of the CVRs, or the likelihood, timing, or amount of payments thereunder. Source: Company management and Merger Agreement. 9 CONFIDENTIAL

Management Liquidation Analysis

Company Assets and Liabilities

(dollars in millions)

		Balance Sheet as of 2/28/2023 [1]	Recoverability Estimate Low		Recoverability Estimate High	Hypothetical Liquidation Value Low		Hypothetical Liquidation Value High
	Current Assets:							
	Cash & Cash Equivalents	$22.3	*100%*	--	*100%*	$22.3	--	$22.3
	Short-Term Marketable Securities	23.4	*100%*	--	*100%*	23.4	--	23.4
A	Cash & Cash Equivalents and Short-Term Marketable Securities	45.7	*100%*	--	*100%*	45.7	--	45.7
B	Total Prepaid Expenses and Other Current Assets	2.8	*74%*	--	*74%*	2.0	--	2.0
	Current Assets	**$48.4**	***99%***	--	***99%***	**$47.7**	--	**$47.7**
	Non-Current Assets:							
C	Property and Equipment, Net	0.0	*NA*	--	*NA*	0.0	--	0.0
D	Other Non-Current Assets	0.1	*23%*	--	*23%*	0.0	--	0.0
	Total Assets	**$48.5**	***98%***	--	***98%***	**$47.7**	--	**$47.7**
	Current Liabilities:							
E	Accounts Payable	2.8	*100%*	--	*100%*	2.8	--	2.8
F	Accrued Expenses and Other Current Liabilities	3.7	*98%*	--	*98%*	3.6	--	3.6
	Current Liabilities	**$6.5**	***99%***	--	***99%***	**$6.4**	--	**$6.4**
	Non-Current Liabilities:							
	Long-Term Debt	0.0	*NA*	--	*NA*	0.0	--	0.0
	Other Non-Current Liabilities	0.0	*NA*	--	*NA*	0.0	--	0.0
	Total Liabilities	**$6.5**	***99%***	--	***99%***	**$6.4**	--	**$6.4**

1. Based on the unaudited balance sheet as of 2/28/2023, per Company management.
NA refers to Not Available.
Source: Company management.

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Houlihan Lokey | 10

Management Liquidation Analysis Hypothetical Liquidation Value Reference Range (dollars and shares outstanding in millions) Hypothetical Liquidation Value Low High Total Assets (see prior page) $47.7 -- $47.7 Total Liabilities (see prior page) (6.4) -- (6.4) Residual Value (Total Assets less Total Liabilities) $41.3 -- $41.3 Wind Down Costs (March 2023 - June 2023) Operating Costs During Wind Down (6.5) -- (6.5) CDMO Contract (4.9) -- (0.9) Capital Expenditures During Wind Down (0.2) -- (0.2) G Severance Fee (3.7) -- (3.7) D&O Insurance Tail (2.8) -- (2.8) Transaction Costs (1.5) -- (1.0) Total Wind Down Charges ($19.7) -- ($15.2) IP Value $0.0 -- $0.0 H Hypothetical Liquidation Value Reference Range $21.7 -- $26.1 Diluted Shares Outstanding [1] 33.2 -- 33.2 Implied Per Share Value Reference Range $0.65 -- $0.79 1. Based on (i) 33,152,498 shares of common stock outstanding and (ii) the net dilutive impact of 5,292,403 outstanding options based on the treasury method, per Company management. Source: Company management, Capital IQ, and public filings. 11 CONFIDENTIAL

Management Liquidation Analysis Selected Commentary Assets and Liabilities A¡ Cash & Cash Equivalents and Short-Term Marketable Securities: Consists of interest-bearing money market funds, investments in corporate bonds, asset backed securities and foreign government agency bonds for which the fair value would be affected by changes in the general level of U.S. interest rates. Due to the short-term maturities and the low-risk profile of the Company’s marketable securities, an immediate 10% change in interest rates would not have a material effect on the fair value of such marketable securities. Company management therefore indicated a recovery probability of 100%. B¡ Total Prepaid Expenses and Other Current Assets: Consists of prepaid insurance, prepaid contracts, prepaid clinical trials, interest and dividends receivables, and other current assets. Company management expects to recover all of its prepaid expenses except for approximately $509,000 of research & development tax credits and $195,000 of other current assets. C¡ Property and Equipment, Net: In December 2022, the Company recorded an impairment loss of $11.7 million consisting of $6.7 million impairment loss to write down the property and equipment to its fair market value, $2.2 million impairment loss to write off prepaid expenses and other current assets related to purchases of property and equipment, and $2.8 million impairment loss to accrue non-cancelable future payments related to purchases of the property and equipment. The impairment loss was a result of the Company’s reported topline results from the STS101 SUMMIT Phase 3 efficacy trial and the Company’s plan not to invest in commercialization of STS101. D¡ Other Non-Current Assets: Consists of deposits and operating lease right-of-use assets. Company management expects to fully recover $22,483 of deposits but expects to write-off $77,199 of operating lease right-of-use assets. ¡ Accounts Payable: Company management expects all of the Company’s accounts payable liabilities to be paid in full. E ¡ Accrued Expenses and Other Current Liabilities: Consists of accrued payroll, accrued PTO, accrued clinical trials, deferred rent, F and other accrued liabilities. Company management expects all of the Company’s accrued expenses to be paid in full except for $70,486 of deferred rent. Source: Company management and public filings. 12 CONFIDENTIAL

Management Liquidation Analysis Selected Commentary (cont.) Wind-Down Costs and IP Value ¡ Wind-Down Costs: Company management indicated that it would take until approximately June 2023 for a shareholder vote on the G dissolution of the business to be held. During this time, the Company would incur approximately $15.2 million to $19.2 million in expenses. ¡ Operating Costs: Represents payroll; travel; office and facilities; consulting and professional services; research & development; chemistry, manufacturing, and controls (“CMC”); clinical and regulatory; and selling, general, and administrative expenses during the approximately three-month period of operational wind down. Partially offset by interest income earned during the same period. ¡ CDMO Contract: Represents costs associated with a significant Contract Development and Manufacturing Organization ( CDMO ). Per Company management, the low end of the range is based on an expected minimum spend of $940,000 to wind down the contract. The high end of the range includes an additional $3,968,000 payment in connection with a contract amendment that became effective on April 1, 2023. ¡ Capital Expenditures: Represents costs to shut down existing packaging lines, storage and tooling, per Company management. ¡ Severance Fee: Represents severance fees paid to employees and certain executives. Per Company management, based on amounts stipulated in selected employment contracts plus three-months severance for all other employees. ¡ D&O Insurance Tail: Current D&O insurance is set to expire in September 2023. Represents the estimated price of tail coverage policy for D&O insurance, per Company management. ¡ Transaction Costs: Represents legal and financial advisor sunk costs, in the event the Transaction is not consummated. Per Company management, low end assumes $1,500,000 and high end assumes $1,000,000. H ¡ IP Value: Per Company management, the IP would have no residual value based on the following factors: ¡ Results of the Phase 3 SUMMIT trial, in which STS101 did not achieve statistical superiority to placebo on the co-primary outcome measures; ¡ Projected need for substantial additional capital were the Company to continue to develop STS101 through potential regulatory approval and pursue independent commercialization of STS101; ¡ Current and anticipated future capital market conditions, in which the Company is unable to raise financing; and ¡ The significant decrease in the Company's stock price that occurred following its announcement of the SUMMIT trial result. Source: Company management and public filings. 13 CONFIDENTIAL

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Selected Public Market Observations 14 4. Disclaimer 23

Trading Snapshot

Public Market Trading Overview

(shares outstanding and dollars in millions, except per share values and where otherwise noted)

Public Market Enterprise Value Derivation	
Closing Stock Price as of April 14, 2023	$0.66
Common Shares Outstanding [1]	33.2
Dilutive Shares [2]	0.0
Total Shares	33.2
Market Value of Equity	**$21.7**
Debt [3]	$0.0
Preferred Stock [3]	$0.0
Minority Interest [3]	$0.0
Cash and Cash Equivalents [3]	($16.4)
Short-Term Marketable Securities [3]	($36.1)
Public Market Enterprise Value	**($30.8)**

Selected Market Information as of April 14, 2023	
10-Day Average Closing Price [4]	$0.72
1-Month Average Closing Price [4]	$0.79
3-Month Average Closing Price [4]	$0.89
6-Month Average Closing Price [4]	$1.57
52-Week High Closing Price [4]	$7.95
52-Week Low Closing Price [4]	$0.61

Other Market Information	
90-Day Average Daily Trading Volume (in millions) [4]	0.2
% of Total Shares Outstanding	0.5%
% of Total Public Float	0.6%
90-Day Average Daily Trading Value (in millions) [4]	$0.2
% of Market Value of Equity	0.7%
Number of Analysts Covering the Company [5]	5
Total Public Float [6]	29.9
% of Total Shares Outstanding	90.1%

Historical VWAP [7]

(dollars per share)

1-Day	5-Day	10-Day	20-Day	1-Month	3-Month	6-Month	9-Month	12-Month
$0.68	**$0.69**	**$0.71**	**$0.77**	**$0.77**	**$0.89**	**$0.88**	**$1.43**	**$1.52**

1. Based on (i) 33,152,498 shares of common stock outstanding as of 3/22/2023, per Form 10-K.
2. Reflects the net dilutive impact of 5,292,403 outstanding options with a weighted-average exercise price of $6.84 as of 12/31/2022, based on the treasury method, per Form 10-K.
3. Per Form 10-K.
4. Per Capital IQ.
5. Per Bloomberg and Wall Street analyst research.
6. Based on (i) 33,152,498 shares of common stock outstanding as of 3/22/2023, per Form 10-K less (ii) 485,297 shares owned by individuals/insiders and (iii) 2,794,113 shares owned by SNBL, per Capital IQ.
7. VWAP based on cumulative trading activity over designated number of trading days (based on intraday trading), per Bloomberg.

VWAP refers to Volume-Weighted Average Price.

Source: Bloomberg, Capital IQ, and public filings.

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Houlihan Lokey | 15

Stock Trading History Since IPO [1] Daily Volume (millions) Closing Stock Price ($) $40.00 120.0 9/10/20: Topline EMERGE results did not show statistically Current Stock Price = $0.66 [2] significant differences between $35.00 either dosage strength of 100.0 STS101 and placebo on co- primary endpoints of freedom $30.00 from pain and most bothersome symptom at two hours post- administration. 80.0 $25.00 11/14/22: Topline SUMMIT results were not statistically $20.00 60.0 superior to placebo at two hours post-administration on the co- primary endpoints of freedom from pain and most bothersome $15.00 symptom. 40.0 $10.00 20.0 $5.00 $0.00 0.0 Satsuma Pharmaceuticals, Inc. Daily Trading Volume 1. Since IPO refers to 9/13/2019, when the Company began publicly trading. 2. As of 4/14/2023 close. Source: Capital IQ and public filings. 16 CONFIDENTIAL

Selected Historical Trading Activity Since SUMMIT Results (November 14, 2022) [1] Last Three Months VWAP Volume [2]: 8.9 million VWAP Volume [2]: 57.0 million VWAP: $0.75 VWAP: $0.89 40.1% 22.3% 21.4% 16.4% 16.2% 11.8% 11.2% 10.0% 8.9% 7.6% 6.2% 6.5% 5.3% 4.9% 4.3% 1.8% 2.2% 1.8% 1.3% 0.0% $0.60- $0.65- $0.70- $0.75- $0.80- $0.85- $0.90- $0.95- $1.00- $1.05- $0.60- $0.65- $0.70- $0.75- $0.80- $0.85- $0.90- $0.95- $1.00- $1.05- $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 $1.00 $1.05 $1.10 $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 $1.00 $1.05 $1.10 Last One Month Last Two Weeks VWAP Volume [2]: 3.3 million VWAP Volume [2]: 1.3 million VWAP: $0.77 VWAP: $0.71 62.7% 41.3% 30.1% 28.9% 12.8% 11.6% 8.4% 3.4% 0.9% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% $0.60- $0.65- $0.70- $0.75- $0.80- $0.85- $0.90- $0.95- $1.00- $1.05- $0.60- $0.65- $0.70- $0.75- $0.80- $0.85- $0.90- $0.95- $1.00- $1.05- $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 $1.00 $1.05 $1.10 $0.65 $0.70 $0.75 $0.80 $0.85 $0.90 $0.95 $1.00 $1.05 $1.10 1. The Company released topline results from SUMMIT Phase 3 Trial of STS101 results on 11/14/2022 prior to market open. 2. Represents volume associated with VWAP figures per Bloomberg. VWAP volume may differ from total volume based on availability of data and the respective data sources. VWAP refers to Volume-Weighted Average Price. Source: Bloomberg as of 4/14/2023. 17 CONFIDENTIAL

Selected Wall Street Analyst Recommendations & Observations

Summary Analyst Recommendations

- As of April 14, 2023, the average stock price target for the Company from Wall Street analysts reflected a premium of ~243.5% relative to its closing stock price of $0.66 per share.

Recommendation Summary

Recommendation	No. of Brokers	Selected Brokers
Buy	2	HC Wainwright & Co Ladenburg Thalmann
Hold/Market Perform/Neutral	3	JonesTrading Mizuho Securities SVB Securities

Price Target Summary

Broker	Stock Price Target	Date of Report
HC Wainwright & Co	$3.00	03/30/23
JonesTrading	NA	03/30/23
Ladenburg Thalmann	$3.00	03/29/23
Mizuho Securities	$2.00	03/29/23
SVB Securities	$1.00	11/14/22
Average	**$2.25**	

Implied Premium / (Discount) of Average Analyst Price Target to Stock Price

Date	Average Price Target	Stock Price	Premium / (Discount)
Closing Price as of 4/14/23	$2.25	$0.66	243.5%

NA refers to Not Available.
Source: Bloomberg and Wall Street analyst research.
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Houlihan Lokey | 18

Selected Wall Street Analyst Commentary

Analyst	Date of Report	Recommendation	Price Target	General Commentary	Valuation Commentary
HC Wainwright & Co	3/30/2023	Buy	$3.00	"The company reiterated that it does not intend to raise dilutive capital— ending 2022 with $52.5M cash—nor commercialize STS101 itself, so all its eggs are in a strategic transaction. Barring that, Satsuma would likely withdraw the NDA and wind down. The ultimate potential of STS101, and its value to an acquirer, will likely hinge on what data can make it into an approved label to differentiate from both old Migranal and newer Trudhesa pump spray, hence a potential deal would likely be backloaded with label-dependent—plus sales-related—CVRs."	"We think the most likely scenario is for Satsuma to sell itself outright to an STS101 acquirer, but for modeling and valuation purposes we stick with a partnering model for maximum flexibility and valuation conservatism (our value reflects STSA standalone OPEX drag)[...]Our DCF reflects a 13% discount rate and 0% terminal growth beyond 2030."
JonesTrading	3/30/2023	Hold	NA	"[...]we generally concur with management's position on the technical feasibility of STS101 NDA based on its pharmacokinetic bridge to listed products, but remain guarded in our optimism for STS101 approval given the presence of two failed Phase 3 trials that the FDA will likely consider in its review of the filing[...]We anticipate a potential strategic transaction to occur near-term well before the end of cash runway[...]Satsuma ended 4Q22 with $52.5M in cash, cash equivalents and short-term investments, which the company believes would be insufficient to fund operations beyond next 12 months."	"We have removed our price target on STSA until we get further clarity on STS101's regulatory outcome and potential partnership for STS101 commercialization. Key investment risks for STSA include: 1) delay or failure to obtain regulatory approval; 2) failure to secure a strategic transaction; 3) lower than forecasted sales or lack of optimal payer access; and 4) near-term end of cash runway to support company operations as a going concern."

NA refers to Not Available.
Source: Wall Street analyst research.

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Selected Wall Street Analyst Commentary (cont.)

Analyst	Date of Report	Recommendation	Price Target	General Commentary	Valuation Commentary
Ladenburg Thalmann	3/29/2023	Buy	$3.00	"STSA appears to be in the midst of strategic talks with a number of large biopharma companies currently marketing migraine products (at least six companies). We continue to believe that STS101 is likely the best-in-class DHE drug/device combination and think that STS101 would be an incrementally profitable addition to the migraine portfolio of large-cap biopharma companies[...]We also think there is still an option that STSA may market STS101 on its own if the company is unsuccessful in selling STS101 or the whole company to a larger competitor. Based on the SG&A spend on Nurtec (marketed by Pfizer) and Trudhesa (marketed by Impel Pharmaceuticals, it seems STSA may need at least $50M in financing in 2024 and the same amount or more in 2025. Impel spent $78M on SG&A expenses in 2023, most of which was related to the Trudhesa launch."	"We still project the peak sales of STS101 to be around $200M. The price of the product we estimate to be $250 monthly, and the market penetration in the US will be at around 50K migraine patients, which we think is a conservative estimate given that there are hundreds of thousands of DHE prescriptions in the US on an annual basis. However, we also think that the monthly price can be easily doubled if the product is being marketed by a large biopharma company (given the size and reputation) - so there is a different value for a potential acquirer, in our view[...]We raised our PoS (probably of success) to 70% but increased the number of potentially dilutive shares if STSA eventually decides to market STS101 on its own[...]We assume a weighted average cost of capital (WACC) of 12% and a terminal growth rate of -5% after 2040[...]In the case of a strategic deal, we think the most favorable/reasonable scenario would be a meaningful upfront fee ($50-$100M) and a tradeable CVR (contingent value right) tail."
Mizuho Securities	3/29/2023	Neutral	$2.00	"Given the uncertainty around a conclusion to a potential strategic transaction, we remain on the sidelines. We maintain our PT of $2 and see potential upside from a strategic transaction[...]We believe there is a strong chance the FDA will accept the NDA application for review."	"Given the lack of visibility on the timing and the conclusion of a potential strategic transaction, we maintain our Neutral rating. We maintain our price target of $2, based on our discounted cash flow (DCF) valuation with cash flows forecasted through 2030, along with an 11% discount rate and 1% terminal growth."
SVB Securities	11/14/2022	Market Perform	$1.00	"The main downside risk is that Satsuma runs out of cash before clarifying next steps. The main upside risk is that STS101 is acquired and commercialized by another player."	"We have updated our model based on today's news and are moving our PT from $15 to $1 and downgrading to Market Perform[...]Our $1 PT is based on a DCF analysis that forecasts cash flows to 2035E, with an 11% discount rate."

Source: Wall Street analyst research.

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Houlihan Lokey | 20

Wall Street Analyst Share Price Target Trajectory Since October 9, 2019 [1] Historical Average Wall Street Analyst 12-Month Price Target Versus Stock Price at Close of Week ¡ Price targets included in the chart below are based on Bloomberg consensus analyst coverage which may include additional and/or different analysts to those shown on the prior and following pages. Stock Price at Close of Week Average Wall Street Analyst 12-Month Price Target $35.0 $30.0 $25.0 $20.0 $15.0 $10.0 $5.0 $2.67 $0.66 $0.0 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Note: Historical stock price targets exclude brokers for which price targets were unavailable or not customarily published. 1. Earliest available price target for the Company is as of 10/9/2019. Source: Bloomberg as of 4/14/2023. 21 CONFIDENTIAL

Ownership Summary (shares in thousands) Common Stock [1] Holder Shares % Outstanding BML Capital Management, LLC 6,440.0 19.4% RA Capital Management, L.P. 5,914.3 17.8% Shin Nippon Biomedical Laboratories, Ltd. (TSE:2395) 2,794.1 8.4% 2,488.6 7.5% New Enterprise Associates, Inc. 920.5 2.8% The Vanguard Group, Inc. 816.9 2.5% Driehaus Capital Management LLC Geode Capital Management, LLC 409.1 1.2% Kollins MBA, John A. (President, CEO & Director) 310.9 0.9% Two Sigma Investments, LP 291.9 0.9% Acadian Asset Management LLC 275.1 0.8% All Other 12,491.1 37.7% Total 33,152.5 100.0% Shin Nippon Biomedical Laboratories, Ltd. Quarterly Ownership (shares in thousands) 8.1% 8.1% 8.8% 8.4% 8.4% 5.0% 8.9% 8.1% 8.1% 3,000 2,794.1 2,794.1 2,794.1 2,794.1 2,560.8 2,560.8 2,560.8 2,560.8 2,500 2,000 1,561.7 1,500 1,000 500 0 12/31/2020 3/31/2021 6/30/2021 9/30/2021 12/31/2021 3/31/2022 6/30/2022 9/30/2022 12/31/2022 Common Stock Held 1. Based on common shares outstanding as of 3/22/2023 per Company’s Form 10-K for the period ended 12/31/2022. Source: Capital IQ and public filings. 22 CONFIDENTIAL

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Selected Public Market Observations 14 4. Disclaimer 23

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